ACOLOGY, INC.
1620 Commerce St. Corona, CA 92880
Toll Free: (844) ACOLOGY Office: (844) 226-5649

November 2, 2017

Mr. John Cash
Mail Stop 4631
Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
Washington, DC 20549

RE: Acology, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed April 14, 2017
Form 10-Q for the Quarter Ended June 30, 2017
Filed August 14, 2017
File No. 0-29381

Dear Mr. Cash:

We have received your letter, of even date herewith, relating to the review of the referenced reports.

Our response to your comments is set forth below.

1. **Comment 1**

Form 10-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 24

Internal Control over Financial Reporting, page 24

Response: We will revise our future filings in accordance with your comment.

2. **Comment 2.**

Form 10-Q for the Quarter Ended June 30, 2017

Item 4. Controls and Procedures, page 13

Response: We will as quickly as practicable amend our March 31, 2017 and June 30, 2017 Forms 10-Q to disclose whether our disclosure controls and procedures are effective or not effective as required by Item 307 of Regulation S-K and include revised certifications that are currently dated and refer to the Form 10-Q/A.

Sincerely yours,

Curtis Fairbrother

Chief Executive Officer